ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

B.O.S. BETTER ONLINE SOLUTIONS LTD.

October 24, 2019

GO GREEN

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Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

102419

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL PROPOSALS.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

	FOR	AGAINST	ABSTAIN
1. Proposal to amend the Company's Articles of Association.	☐	☐	☐
2. Proposal to change the Company's name to BOS Ltd and effect corresponding amendments to the Company's Memorandum of Association and Articles of Association.	☐	☐	☐
3. Proposal to re-elect and elect (as applicable), the following to serve as directors on the Company's Board of Directors:			
a. Yosi Lahad – for a term of 3 years	☐	☐	☐
b. Ziv Dekel – for a term of 3 years	☐	☐	☐
c. Odelia Levanon – for a term of 2 years	☐	☐	☐
d. Revital Cohen – for a term of 2 years	☐	☐	☐
e. Ralph Sassun – for a term of 1 year	☐	☐	☐
f. Michael Osborne – for a term of 1 year	☐	☐	☐

	FOR	AGAINST	ABSTAIN
4. Proposal to approve the New Compensation Policy.	☐	☐	☐

IMPORTANT: Please indicate if you have a ***"Personal Interest"*** *in the above Proposal 4, by marking an "X" in the one of the boxes to the right.* ***Your vote will not be counted if you do not fill in one of the boxes to the right.***

	YES	NO
I HAVE A PERSONAL INTEREST	☐	☐

	FOR	AGAINST	ABSTAIN
5. Proposal to approve the 2019 Compensation Plans of the Company's Executive Officers.	☐	☐	☐

IMPORTANT: Please indicate if you have a ***"Personal Interest"*** *in the above Proposal 5 by marking an "X" in the one of the boxes to the right.* ***Your vote will not be counted if you do not fill in one of the boxes to the right.***

	YES	NO
I HAVE A PERSONAL INTEREST	☐	☐

	FOR	AGAINST	ABSTAIN
6. Proposal to approve the compensation for non-employee directors (excluding the Chairman), for the term of their tenure.	☐	☐	☐
7. Proposal to approve the 2019-2021 compensation plan for the Company's Chairman.	☐	☐	☐
8. Proposal to ratify and approve liability insurance covering the Company's directors and officers.	☐	☐	☐
9. Proposal to appoint Fahn Kanne & Co. Grant Thornton Israel, as the Company's Independent Auditors for the year ending December 31, 2019, and for such additional period until the next annual general meeting of shareholders.	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ______ Date: ______ Signature of Shareholder ______ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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Form of Proxy Card

B.O.S. BETTER ONLINE SOLUTIONS LTD.

PROXY FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD OCTOBER 24, 2019

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned acknowledges receipt of the Notice of Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

Items 4 and 5 require an indication of "Personal Interest" (as defined under the Companies Law) in the resolution. Please explicitly indicate whether you have a Personal Interest in items 4 and 5 by marking an X in one of the boxes shown, otherwise your vote will not be counted.

For information regarding the definition of "Personal Interest", see the "Votes Required" section of the Proxy Statement.

(Continued and to be signed on the reverse side)